ADMINISTRATIVE SERVICES AGREEMENT

SCHEDULE A

Listed below are the classes of Calvert First Government Money Market Fund that are entitled to receive administrative services from Calvert Administrative Services Company, Inc. ("CASC") under the Administrative Services Agreement dated March 1, 1999, and which will pay annual fees to CASC pursuant to the Agreement.
Class O	0.25%
Class B	0.25%
Class C	0.25%

For its services under this Administrative Services Agreement, CASC is entitled to receive the fee indicated above based on average net assets. The liability to pay for services under the Agreement arises at the time a class commences operations, absent waivers.

Schedule restated October 6, 2005